FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ X____             Form 40-F __  __

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

EXHIBIT LIST

99.1        Financial Statements and Notes

99.2        Management's Discussion & Analysis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: October 24, 2006

By:_ “Elizabeth Williams”_

Elizabeth Williams

Director of Finance

and Corporate Secretary